Exhibit 99.1

Sapiens Reports Q4 and Full Year 2020 Financial Results

Holon, Israel, February 25, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the fourth quarter and full year ended December 31, 2020.

Summary Results for Fourth Quarter 2020 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2020	Q4 2019	% Change	Q4 2020	Q4 2019	% Change
Revenue	$101.7	$86.7	17.2%	$102.9	$86.7	18.7%
Gross Profit	$41.4	$34.9	18.4%	$47.0	$38.4	22.5%
Gross Margin	40.7%	40.3%	40 bps	45.7%	44.3%	140 bps
Operating Income	$10.2	$10.2	-	$18.7	$14.3	30.1%
Operating Margin	10.1%	11.8%	(170) bps	18.1%	16.5%	160 bps
Net Income (*)	$8.3	$6.8	21.7%	$14.5	$10.6	37.0%
Diluted EPS	$0.15	$0.13	15.4%	$0.27	$0.21	28.6%

Summary Results for Full Year 2020 (USD in millions, except per share data)

	GAAP			Non-GAAP
	2020	2019	% Change	2020	2019	% Change
Revenue	$382.9	$325.7	17.6%	$384.5	$325.7	18.1%
Gross Profit	$156.0	$129.5	20.4%	$172.9	$143.0	20.9%
Gross Margin	40.7%	39.8%	90 bps	45.0%	43.9%	110 bps
Operating Income	$45.0	$37.9	18.8%	$67.9	$52.2	30.1%
Operating Margin	11.8%	11.6%	20 bps	17.7%	16.0%	170 bps
Net income (*)	$33.8	$26.2	28.7%	$52.0	$38.9	33.6%
Diluted EPS	$0.65	$0.52	25.0%	$1.00	$0.77	29.9%

(*)	Attributable to Sapiens’ shareholders.

“The non-GAAP financial results Sapiens reported today demonstrate how well we are executing our strategy. Sapiens ended the year on a strong note with record fourth quarter revenue and a strong operating margin. Despite COVID-19, we crossed the $100 million-dollar-mark in quarterly Non-GAAP revenues, coming in at $103 million, 19% higher than last year. Non-GAAP Operating margin was 18.1%, 164 basis points, or 29% improvement from fourth quarter 2019, validating our operating leverage. For the full year, 2020 NON-GAAP revenue increased by 18% to $384 million and we delivered NON-GAAP operating margin of 17.7%. The global Sapiens team executed extremely well in 2020, and I want to thank everyone for their outstanding work in a year that presented unique challenges and required tremendous adaptability,” stated Roni Al-Dor, President and CEO of Sapiens.

“We have proven repeatedly that our “Land and Expand” strategy is an efficient and effective way to grow in the highly regulated and regionally diverse global insurance markets. In addition to our global advantage, we offer customers a one-stop-shop in P&C and Life, along with complimentary and digital solutions. With hundreds of customers around the world, Sapiens is making a significant impact with our broad portfolio of solutions and one-hand-to-shake business model. We entered 2021 with a positive momentum and are planning to leverage our recent acquisitions,” continued Mr. Al-Dor. Mr. Al-Dor concluded: “We are introducing 2021 guidance for NON-GAAP revenue in a range of $457 million to $463 million, and NON-GAAP operating margin in a range of 17.7% to 18.0%, reflecting the likelihood that certain cost savings related to COVID-19 diminish in the second half of 2021. With a focused growth strategy, global diversity and an even stronger balance sheet, Sapiens is well positioned for success and growth.”

Quarterly Results Conference Call

Management will host a conference call and webcast today, February 25, 2021 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888- 642-5032; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations.

If you are unable to join live, a replay of the call will be accessible until March 4, 2020, as follows:

North America: +1-877-456-0009; International: +972-3-925-5900.

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of  future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Forward Looking Statements

Certain matters discussed in this prospectus supplement, the accompanying prospectus and the other documents we have filed with the SEC that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in this prospectus supplement and in the accompanying prospectus, and under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our other filings with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement, to conform these statements to actual results or to changes in our expectations.

Investors and Media Contact

Sapiens

Daphna Golden

Vice President, Head of Investor Relations

Email: ir@sapiens.com

Hayden IR
Brett Mass
Managing Partner
Phone: +1 646-536-7331
Email: Brett.Masss@HaydenIR.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended December 31		Year ended December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	101,661	86,715	382,903	325,674
Cost of revenue	60,288	51,782	226,929	196,153

Gross profit	41,373	34,933	155,974	129,521

Operating expenses:
Research and development, net	11,129	10,233	41,358	37,378
Selling, marketing, general and administrative	20,019	14,477	69,613	54,274
Total operating expenses	31,148	24,710	110,971	91,652

Operating income	10,225	10,223	45,003	37,869

Financial and other expenses, net	1,212	1,019	3,805	2,768
Taxes on income	611	2,260	7,041	8,610

Net income	8,402	6,944	34,157	26,491

Attributable to non-controlling interest	83	110	382	244

Net income attributable to Sapiens’ shareholders	8,319	6,834	33,775	26,247

Basic earnings per share	0.16	0.14	0.67	0.53

Diluted earnings per share	0.15	0.13	0.65	0.52

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	53,715	50,109	51,208	50,031

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	54,541	51,009	52,159	50,653

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31		December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	102,936	86,715	384,501	325,674
Cost of revenue	55,892	48,313	211,560	182,662

Gross profit	47,044	38,402	172,941	143,012

Operating expenses:
Research and development, net	12,733	11,395	47,156	43,043
Selling, marketing, general and administrative	15,645	12,662	57,863	47,763
Total operating expenses	28,378	24,057	105,019	90,806

Operating income	18,666	14,345	67,922	52,206

Financial and other expenses, net	1,212	1,019	3,805	2,768
Taxes on income	2,910	2,663	11,776	10,298

Net income	14,544	10,663	52,341	39,140

Attributable to non-controlling interest	83	110	382	244

Net income attributable to Sapiens’ shareholders	14,461	10,553	51,959	38,896

Basic earnings per share	0.27	0.21	1.01	0.78

Diluted earnings per share	0.27	0.21	1.00	0.77

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	53,715	50,109	51,208	50,031

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	54,541	51,009	52,159	50,653

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	101,661	86,715	382,903	325,674
Valuation adjustment on acquired deferred revenue	1,275	-	1,598	-
Non-GAAP revenue	102,936	86,715	384,501	325,674

GAAP gross profit	41,373	34,933	155,974	129,521
Revenue adjustment	1,275	-	1,598	-
Amortization of capitalized software	1,931	1,499	6,558	5,668
Amortization of other intangible assets	2,465	1,970	8,811	7,823
Non-GAAP gross profit	47,044	38,402	172,941	143,012

GAAP operating income	10,225	10,223	45,003	37,869
Gross profit adjustments	5,671	3,469	16,967	13,491
Capitalization of software development	(1,604)	(1,162)	(5,798)	(5,665)
Amortization of other intangible assets	1,204	563	3,316	2,177
Stock-based compensation	1,240	282	3,987	1,405
Acquisition-related costs *)	1,930	970	4,447	2,929
Non-GAAP operating income	18,666	14,345	67,922	52,206

GAAP net income attributable to Sapiens’ shareholders	8,319	6,834	33,775	26,247
Operating income adjustments	8,441	4,122	22,919	14,337
Taxes on income	(2,299)	(403)	(4,735)	(1,688)
Non-GAAP net income attributable to Sapiens’ shareholders	14,461	10,553	51,959	38,896

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019

Revenues	102,936	97,968	93,063	90,534	86,715
Gross profit	47,044	44,206	41,900	39,791	38,402
Operating income	18,666	17,859	16,783	14,614	14,345
Net income to Sapiens’ shareholders	14,461	13,746	13,340	10,412	10,553
Adjusted EBITDA	20,032	19,010	17,854	15,724	15,271

Basic earnings per share	0.27	0.27	0.27	0.21	0.21
Diluted earnings per share	0.27	0.27	0.26	0.20	0.21

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019

North America	47,303	49,979	46,610	44,567	41,787
Europe	49,225	42,394	41,030	40,232	37,504
Rest of the world	6,408	5,595	5,423	5,735	7,424

Total	102,936	97,968	93,063	90,534	86,715

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019

Cash-flow from operating activities	21,030	16,705	14,761	5,759	21,429
Increase in capitalized software development costs	(1,604)	(1,506)	(1,251)	(1,437)	(1,162)
Capital expenditures	(725)	(963)	(393)	(552)	(2,456)
Free cash-flow	18,701	14,236	13,117	3,770	17,811

Cash payments attributed to acquisition-related costs(*) (**)	2,363	242	1,562	737	200

Adjusted free cash-flow	21,064	14,478	14,679	4,507	18,011

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

GAAP operating profit	10,225	10,223	45,003	37,869

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	1,275	-	1,598	-
Amortization of capitalized software	1,931	1,499	6,558	5,668
Amortization of other intangible assets	3,669	2,533	12,127	10,000
Capitalization of software development	(1,604)	(1,162)	(5,798)	(5,665)
Stock-based compensation	1,240	282	3,987	1,405
Compensation related to acquisition and acquisition-related costs	1,930	970	4,447	2,929

Non-GAAP operating profit	18,666	14,345	67,922	52,206

Depreciation	1,366	926	4,698	3,470

Adjusted EBITDA	20,032	15,271	72,620	55,676

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2020	2019
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	152,561	66,295
Short-term bank deposit	30,000	-
Trade receivables, net and unbilled receivables	65,409	50,221
Investment in restricted deposit	-	22,890
Other receivables and prepaid expenses	19,388	7,817

Total current assets	267,358	147,223

LONG-TERM ASSETS
Property and equipment, net	16,970	16,601
Severance pay fund	6,582	5,106
Goodwill and intangible assets, net	363,597	228,691
Operating lease right-of-use assets	54,390	49,539
Other long-term assets	5,264	5,261

Total long-term assets	446,803	305,198

TOTAL ASSETS	714,161	452,421

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,389	5,107
Current maturities of Series B Debentures	19,796	9,898
Accrued expenses and other liabilities	75,119	60,574
Current maturities of operating lease liabilities	9,924	8,312
Deferred revenue	34,548	21,021

Total current liabilities	144,776	104,912

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	98,676	58,850
Deferred tax liabilities	16,010	5,082
Other long-term liabilities	12,129	8,321
Long-term operating lease liabilities	48,773	43,394
Accrued severance pay	9,586	6,364

Total long-term liabilities	185,174	122,011

REDEEMABLE NON-CONTROLLING INTEREST	517	-

EQUITY	383,694	225,498

TOTAL LIABILITIES AND EQUITY	714,161	452,421

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the twelve months ended December 31,
	2020	2019
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	34,157	26,491
Reconciliation of net income to net cash provided by operating activities:
Impairment of right of use asset	351	-
Depreciation and amortization	23,383	19,138
Accretion of discount on Series B Debentures	134	171
Capital loss (gain) from sale of property and equipment	44	(40)
Stock-based compensation related to options issued to employees	3,987	1,405

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(5,168)	10,514
Deferred tax assets, net	(16)	(6,441)
Other operating assets	(2,049)	6,726
Trade payables	(1,344)	(1,476)
Other operating liabilities	1,435	6,667
Deferred revenues	2,992	2,747
Accrued severance pay, net	349	255

Net cash provided by operating activities	58,255	66,157

Cash flows from investing activities:
Purchase of property and equipment	(2,633)	(11,474)
Investment in deposit	(30,397)	(1,119)
Proceeds from sale of property and equipment	12	834
Proceeds from (investment in) restricted deposit used for completed acquisition	22,890	(22,890)
Payments for business acquisitions, net of cash acquired	(95,866)	(1,554)
Capitalized software development costs	(5,798)	(5,665)
Acquisition of intellectual property	(2,810)	-

Net cash used in investing activities	(114,602)	(41,868)

Cash flows from financing activities:
Proceeds from employee stock options exercised	5,050	780
Distribution of dividend	(7,044)	(11,009)
Repayment of Series B Debenture	(9,898)	(9,898)
Proceeds from issuance of Series B Debentures	60,346	-
Receipt of short-term loan	20,000	-
Repayment of loan	(20,000)	(4)
Payment of contingent considerations	(538)	(374)
Acquisition of minority interests	(147)	-
Dividend to non-controlling interest	-	(149)
Repayment of loan of acquired subsidiary	(13,186)	-
Proceeds from issuance of ordinary shares, net of issuance expenses	108,737	-

Net cash provided by (used in) financing activities	143,320	(20,654)

Effect of exchange rate changes on cash and cash equivalents	(707)	(1,968)

Increase in cash and cash equivalents	86,266	1,667
Cash and cash equivalents at the beginning of period	66,295	64,628

Cash and cash equivalents at the end of period	152,561	66,295

Debentures Covenants

As of December 31, 2020, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding minority interest): above $120 million.

●	Actual shareholders’ equity (excluding minority interest) equal to $382 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (9.75)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.47).